United States securities and exchange commission logo





                          November 9, 2022

       Heather Van Blarcom
       Senior Vice President, Legal and Corporate Secretary
       ChromaDex Corp.
       10900 Wilshire Blvd., Suite 600
       Los Angeles, CA 90024

                                                        Re: ChromaDex Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2022
                                                            File No. 333-268148

       Dear Heather Van Blarcom:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Louis Rambo